UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 1, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

United States Natural Gas Fund, LP
File No. 1-33096 - CF#20463

United States Natural Gas Fund, LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on June 01, 2007.

Based on representations by United States Natural Gas Fund, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through April 9, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Special Counsel